March 11, 2022

Loan Lauren Nguyen, Legal Branch Chief

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd

Amendment No. 3 to Registration Statement on Form F-3

Filed March 11, 2022

File No. 333-257806

Dear Ms. Nguyen:

In response to the comments set forth in your letter dated February 1, 2022, we are writing to supply additional information and to indicate the changes we have made in the enclosed Pre-effective Amendment 3 to the Registration Statement on Form F-3 (the “Amendment 3”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of Amendment 3 compared against the Pre-effective Amendment 2 to the Registration Statement on Form F-3 filed on January 4, 2022 for your review.

Amendment No. 3 to Registration Statement on Form F-3 filed March 11, 2022

Cover Page

1.	We note your response to prior comment 1 and reissue in part. Revise to define “WFOE” as you refer to this entity at pages 7 and 13.

We have revised accordingly on pages 7 and 13 to define and identify the “WFOE”:

“We are an exempted holding company incorporated in the Cayman Islands. If we determine to pay dividends on any of our Ordinary Shares in the future, as an exempted holding company, we will be dependent on receipt of funds from our Wholly Foreign Owned Enterprise (“WFOE”). A WFOE is a limited liability company based in the People’s Republic of China but wholly owned by foreign investors. In our instance, Recon Hengda Technology (Beijing) Co., Ltd (“Recon-BJ”) is a WFOE wholly owned by Recon Investment Ltd. (“Recon-IN”), a Hong Kong limited company, which in turn is wholly owned by us.”

The emphasis is added to direct staff to the revisions made on pages 7 and 13.

2.	Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Also revise your disclosure relating to the Holding Foreign Companies Accountable Act in your Prospectus Summary and Risk Factors sections accordingly.

We respectfully advise the staff that Friedman LLP is not subject to the determinations announced by the PCAOB on December 16, 2021. We have revised accordingly to include the following in the Prospectus Summary:

“Our auditor, Friedman LLP (Friedman) is an accounting, tax and business consulting firm headquartered in New York City, New York in the United States of America. While Friedman does maintain an active China-based practice group in its Beijing office location, Friedman is not subject to the determination report announced by the Public Companies Accounting Oversight Board (the “PCAOB”) on December 16, 2021 relative to the Holding Foreign Companies Accountable Act. Further, Friedman is not listed as one of the registered public accounting firms under Appendix A or B as a “Mainland China Determination” or a “Hong Kong Determination” according to that certain PCAOB report dated December 16, 2021.”

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

Further, we have revised our Risk Factors section as follows:

“Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. Such a lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

Our current auditor, Friedman LLP, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. We are not aware of any reasons to believe or conclude that Friedman LLP would not permit an inspection by PCAOB or that it may not be subject to such inspection. However, given the recent developments, we cannot assure you whether NASDAQ or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event that there is a lack of inspection or if Friedman LLP is unable to permit an inspection by the PCAOB, however unlikely, our shares would be prohibited under the HFCA Act which may lead a securities exchange to determine to delist our shares. Such potential delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and such risk and uncertainty associated with a potential delisting due to a lack of inspection would have a negative impact on the price of our shares.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report.

On June 22, 2021, the U.S. Senate passed a bill titled as the Accelerating Holding Foreign Companies Accountable Act, or AHFCA Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

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Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

Further, the PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act. Such final rule, however, remains subject to the SEC’s approval and it remains when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations and or PCAOB’s rule will be adopted.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

The implications of this possible regulation in addition to the requirements of the HFCA Act and possibly, the AHFCA Act, if enacted, are uncertain. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Such uncertainty could cause the market price of our shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act or the AHFCA Act. If our shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our shares.

Prospectus Summary, page 7

3.	We note your response to prior comment 8 indicating that you have corrected an error in the VIE information reported in the tabulations on pages 7 and 8. However, you have not addressed the other concerns raised in the comment and there continue to be both deficiencies and discrepancies in comparing the amounts depicted in those tabulations and the corresponding information reported in your financial statements.

For example, the organization chart on page 7 indicates that your interests in VIEs are held by the subsidiary Recon Hengda Technology (Beijing) Co., Ltd. (Recon-BJ). However, you do not appear to report either activity or balances representing the investment of that subsidiary in the VIEs or corresponding to its consulting agreement with the VIEs in your tabulations. We also note that you report a single asset for the parent on page F-45 of your Form 20-F, which is identified as investment in subsidiaries and VIEs, amounting to RMB 295,095,034 as of June 30, 2021, while showing total assets for the parent of RMB 577,426,869, including an investment in subsidiaries of just RMB 2,853,002, as of the same date in your tabulation on page 8. We also see that you disclose operating expenses and net income for the VIEs on page F-42 of your Form 20-F for the fiscal year ended June 30, 2021, but omit these details from your tabulations as well as several other major line items of activity that appear on page F-5.

Given the foregoing, we continue to believe that you will need to modify the tabulations on pages 7 and 8, and provide additional information in the accompanying narratives, as previously requested. Please revise as necessary to clarify or correct the details pertaining to the parent and subsidiary mentioned above, and to address the following points.

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Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

We have revised the Prospectus Summary in connection with the VIE information reported in the tabulations on pages 7 and 8. We have corrected the interim financial statements and provided a greater level of detail pertaining to the parent and Recon-BJ, our subsidiary. We respectfully address each sub-issue below for consideration.

•   Segregate account balances and activity to distinctly report amounts pertaining to the parent, non-VIE subsidiaries, and VIE subsidiaries prior to consolidation.

We have revised accordingly by segregating account balances and activities to distinctly report amounts pertaining to the parent, non-VIE subsidiaries, and the VIE subsidiaries prior to consolidation.

•   Explain how the amounts depicted as eliminations represent the consolidating adjustments, i.e. how these serve to eliminate corresponding account balances and transactions between the entities grouped in each column.

We have revised accordingly. We re-prepared numbers according to the revised segregated columns and reviewed all internal transactions, including but not limiting to funds borrowing and repayment, investment and financing activities, to ensure each transaction would be recorded according to the business substance. As a result, all inter-company receivables balances eliminated with the inter-company payable balances, and investments from the parent company eliminated with the net equity of its subsidiaries, the VIEs and the VIEs’ subsidiaries.

•   Expand the level of detail to include the major line items of the balance sheets and statements of comprehensive income, which may otherwise be in a condensed form, consistent with the guidance in Item 8.A.5 of Form 20-F.

We have revised accordingly, consistent with the guidance in Item 8.A.5 of Form 20-F and Rules 10-01(a)(1)-(7), the Amendment 3 expands the level of detail to include the major line items of the balance sheets and statements of comprehensive income. We added and updated the following:

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2021
	Recon Technology, Ltd. (Cayman Islands)		Non-VIE Subsidiaries (Hong Kong and PRC)	VIEs and VIE's subsidiaries (PRC)	Eliminations	Consolidated Total
Cash	¥325,116,815		¥14,588,375	¥4,293,380	¥-	¥343,998,570
Other current assets	52,136,194		11,850	92,358,571	-	144,506,615
Inter-company receivables	148,497,648		94,478,086	-	(242,975,734)	-
Total current assets	525,750,657		109,078,311	96,651,951	(242,975,734)	488,505,185
Investments in subsidiaries	(55,308,418	)*	-	-	55,308,418	-
Benefits through VIEs and VIE’s subsidiaries	-		(48,883,577)	-	48,883,577	-
Other non-current assets	27,931,795		-	50,079,680	-	78,011,475
Total non-current assets	(27,376,623)		(48,883,577)	50,079,680	104,191,995	78,011,475
Total Assets	498,374,034		60,194,734	146,731,631	(138,783,739)	566,516,660
Inter-company payables	-		115,071,261	127,904,473	(242,975,734)	-
Other liabilities and accrued liabilities	203,279,000		431,891	75,290,303	-	279,001,194
Total Liabilities	203,279,000		115,503,152	203,194,776	(242,975,734)	279,001,194
Total Shareholders’ Equity	295,095,034		(55,308,418)*	(48,883,577)	104,191,995	295,095,034
Non-controlling interests	-		-	(7,579,568)	-	(7,579,568)
Total Liabilities and Equity	¥498,374,034		¥60,194,734	¥146,731,631	¥(138,783,739)	¥566,516,660

*	Equals to net equity of non-VIE subsidiaries of (¥6,424,841) and VIEs and VIEs’ subsidiaries attributable to Shareholders, among which (¥48,883,577) were benefited from VIEs and VIEs’ subsidiaries.

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Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

	As of June 30, 2020
	Recon Technology, Ltd. (Cayman Islands)		Non-VIE Subsidiaries (Hong Kong and PRC)	VIEs and VIE's subsidiaries (PRC)	Eliminations	Consolidated Total
Cash	¥22,238,980		¥1,709,426	¥6,388,098	¥-	¥30,336,504
Other current assets	4,468,507		12,794	94,464,068	-	98,945,369
Inter-company receivables	118,992,714		84,824,984	-	(203,817,698)	-
Total current assets	145,700,201		86,547,204	100,852,166	(203,817,698)	129,281,873
Investments in subsidiaries	(28,148,285	)*	-	-	28,148,285	-
Benefits through VIEs and VIE’s subsidiaries	-		(22,506,597)	-	22,506,597	-
Other non-current assets	-		-	65,132,931	-	65,132,931
Total non-current assets	(28,148,285)		(22,506,597)	65,132,931	50,654,882	65,132,931
Total Assets	117,551,916		64,040,607	165,985,097	(153,162,816)	194,414,804
Inter-company payables	-		91,633,826	112,183,872	(203,817,698)	-
Other liabilities and accrued liabilities	7,522,154		555,066	65,693,296	-	73,770,516
Total Liabilities	7,522,154		92,188,892	177,877,168	(203,817,698)	73,770,516
Total Shareholders’ Equity	110,029,762		(28,148,285)	(22,506,597)	50,654,882	110,029,762
Non-controlling interests	-		-	10,614,526	-	10,614,526
Total Liabilities and Equity	¥117,551,916		¥64,040,607	¥165,985,097	¥(153,162,816)	¥194,414,804

*	Equals to net equity of non-VIE subsidiaries of (¥5,641,658) and VIEs and VIEs’ subsidiaries attributable to Shareholders, among which (¥22,506,597) were benefited from VIEs and VIEs’ subsidiaries.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2021
	Recon Technology, Ltd. (Cayman Islands)	Non-VIE Subsidiaries (Hong Kong and PRC)	VIEs and VIE's subsidiaries (PRC)	Eliminations		Consolidated Total
Net cash used in operating activities	¥(6,116,629)	¥(855,598)	¥(27,078,241)	¥-		¥(34,050,468)
Net cash provided by (used in) investing activities	(77,843,460)	(9,000,000)	1,799,804	38,505,002	*	(46,538,654)
Net cash provided by financing activities	386,563,775	22,784,335	23,183,715	(38,505,002)		394,026,823
Effect of exchange rate fluctuation on cash and cash equivalents	274,149	(49,784)	-	-		224,365
Net increase (decrease) in cash	302,877,835	12,878,953	(2,094,722)	-		313,662,066
Cash and cash equivalents at beginning of year	22,238,981	1,709,421	6,388,102	-		30,336,504
Cash and cash equivalents at end of year	¥325,116,816	¥14,588,374	¥4,293,380	¥-		¥343,998,570

*	Including net cash transferred of ¥22,784,335 from Recon Technology to Non-VIE subsidiaries, ¥6,720,600 transferred from Recon Technology to VIEs and ¥9,000,000 from Non-VIE subsidiaries to VIEs.

	For the Year Ended June 30, 2020
	Recon Technology, Ltd. (Cayman Islands)	Non-VIE Subsidiaries (Hong Kong and PRC)	VIEs and VIE's subsidiaries (PRC)	Eliminations		Consolidated Total
Net cash used in operating activities	¥(428,461)	¥(496,204)	¥(4,306,011)	¥-		¥(5,230,676)
Net cash used in investing activities	(4,484,382)	(1,890,340)	(3,488,471)	7,754,830	*	(2,108,363)
Net cash provided by financing activities	26,141,051	1,114,382	13,737,818	(7,754,830)		33,238,421
Effect of exchange rate fluctuation on cash and cash equivalents	(97,823)	13,620	-	-		(84,203)
Net increase (decrease) in cash	21,130,385	(1,258,542)	5,943,336	-		25,815,179
Cash and cash equivalents at beginning of year	1,108,595	2,967,967	444,763	-		4,521,325
Cash and cash equivalents at end of year	¥22,238,980	¥1,709,425	¥6,388,099	¥-		¥30,336,504

*	Including net cash transferred of ¥2,494,489 from Recon Technology to Non-VIE subsidiaries, ¥3,370,000 transferred from Recon Technology to VIEs and ¥1,890,340 from Non-VIE subsidiaries to VIEs.

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Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

•   Reconcile or address inconsistencies with the VIE information disclosed in Note 26 on pages F-40 to F-42 of your Form 20-F for the fiscal year ended June 30, 2021.

We have revised accordingly by reconciling and addressing inconsistencies with the VIE information disclosed in Note 26 on pages F-40 and F-42 of our Form 20-F for the fiscal year ended June 30, 2021 with the following:

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

Summary information regarding consolidated VIEs is as follows (A revision of previously disclosed Note 26 on page F-40 of 20-F):

	June 30, 2020	June 30, 2021	June 30, 2021
ASSETS	RMB	RMB	U.S. Dollars
Current assets
Cash	¥6,388,098	¥4,293,380	$664,831
Notes receivable	4,180,885	6,305,633	976,429
Trade accounts receivable, net	44,031,079	24,762,732	3,834,514
Trade accounts receivable- related party, net	3,068,920	-	-
Inventories, net	1,985,723	3,644,522	564,355
Other receivables, net	6,342,009	5,988,641	927,342
Loans to third parties	3,200,377	1,350,000	209,048
Purchase advances, net	75,195	1,078,137	166,950
Contract assets, net	31,537,586	48,795,906	7,556,056
Prepaid expenses	42,294	-	-
Prepaid expenses - related parties	-	433,000	67,050

Total current assets	100,852,166	96,651,951	14,966,575

Property and equipment, net	29,756,879	27,138,768	4,202,444
Construction in progress	-	-	-
Land use right, net	1,280,648	1,253,408	194,090
Customer relationship	-	6,650,000	1,029,754
Investment in unconsolidated entity	31,541,851	-	-
Long-term other receivables, net	3,640	114,679	17,758
Prepayments for construction in progress	-	-	-
Goodwill	-	6,996,895	1,083,471
Right of use assets	2,549,914	7,925,930	1,227,332
Total Assets	¥165,985,098	¥146,731,631	$22,721,424

Current liabilities
Short-term bank loan	¥9,520,000	¥15,000,000	$2,322,753
Trade accounts payable	18,903,080	18,182,770	2,815,606
Other payables	1,115,209	2,096,830	324,695
Other payable- related parties	3,113,460	1,253,797	194,151
Advance from customers	3,486,033	7,686,276	1,190,221
Accrued payroll and employees' welfare	850,841	1,565,898	242,480
Investment payable	6,400,000	-	-
Intercompany payables*	112,183,872	127,904,470	19,806,033
Taxes payable	1,108,265	1,249,052	193,416
Short-term borrowings	200,000	530,000	82,071
Short-term borrowings - related parties	10,230,746	12,676,042	1,962,888
Long-term borrowings - related party - current portion	847,346	920,066	142,472
Operating lease liabilities - current	1,328,976	2,226,832	344,825
Total Current Liabilities	169,287,828	191,292,033	29,621,611

Operating lease liabilities - non-current	1,210,088	4,792,101	742,058
Long-term borrowings - related party	7,379,253	6,486,551	1,004,444
Deferred tax liability	-	624,088	96,640
Total Liabilities	177,877,169	203,194,773	31,464,753

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Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

•   Reconcile or address inconsistencies with the parent company information disclosed in Note 29 on pages F-44 to F-46 of your Form 20-F for the fiscal year ended June 30, 2021.

We have revised accordingly by reconciling and addressing inconsistencies with the parent company information disclosed in Note 29 on pages F-44 to F-46 of our Form 20-F for the fiscal year ended June 30, 2021 by providing greater detail into the requirements pursuant to Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X. We included the following into the disclosure:

CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of income.

Summary information regarding condensed financial information of the Parent Company, Recon Technology, Ltd, is as follows (A revision of previously disclosed Note 29 on page F-45, 46 of 20-F):

	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	U.S. Dollars
ASSETS
Cash	22,238,980	325,116,815	50,344,405
Due from inter-companies, VIEs and VIEs' subsidiaries	118,992,715	148,497,648	22,994,891
Other current assets	4,468,507	52,136,194	8,073,300
Total current Assets	145,700,202	525,750,657	81,412,596

Investment in subsidiaries and VIEs	(28,148,286)	(55,308,418)	(8,564,520)
Investment in unconsolidated entity	-	27,931,795	4,325,244
Other non-current Assets	-	-	-
Total assets	117,551,916	498,374,034	77,173,320

LIABILITIES AND SHAREHOLDERS’ EQUITY

Trade accounts payable	-	-	-
Other current liabilities	7,522,154	12,643,150	1,957,794
Total current Liabilities	7,522,154	12,643,150	1,957,794

Warrant liability	-	190,635,850	29,520,000
Total liabilities	7,522,154	203,279,000	31,477,794

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock, ($0.0925 U.S. dollar par value, 170,000,000 shares authorized; 7,202,832 shares and 26,868,391 shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively)*	-	-	-
Class A common stock, $0.0925 U.S. dollar par value, 150,000,000 shares authorized; 7,202,832 shares and 26,868,391 shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively	4,577,233	16,340,826	2,530,380
Class B common stock, $0.0925 U.S. dollar par value, 20,000,000 shares authorized; no shares issued and outstanding as of June 30, 2020 and June 30, 2021, respectively	-	-	-
Additional paid-in capital	282,505,455	479,490,763	74,249,242
Accumulated deficit	(179,878,657)	(202,711,391)	(31,389,900)
Accumulated other comprehensive income	2,825,731	1,974,836	305,804
Total shareholders’ equity	110,029,762	295,095,034	45,695,526
Total liabilities and shareholders’ equity	117,551,916	498,374,034	77,173,320

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Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

	For the Year ended June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars

Revenues	20,079,210	121,197	18,768
Cost of revenues	16,063,368	97,024	15,024

Gross profit	4,015,842	24,173	3,744

Operating expenses	-	-	-
General and administrative expenses	13,337,810	31,436,450	4,867,941

Loss from operations	(9,321,968)	(31,412,277)	(4,864,197)

Fair value changes of warrants liability	-	35,365,792	5,476,400
Other income (loss)	(1,298,039)	320,235	49,588

EQUITY IN LOSS OF SUBSIDIARIES AND VIES	(8,626,694)	(27,106,484)	(4,197,445)

NET LOSS	(19,246,701)	(22,832,734)	(3,535,654)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	-	-	-
Foreign currency translation of the Company	(70,587)	(797,247)	(123,454)
Foreign currency translation adjustments related to investments in subsidiaries, VIEs and VIEs' subsidiaries	(13,618)	(53,648)	(8,307)
COMPREHENSIVE LOSS ATTRIBUTABLE TO THE COMPANY	(19,330,906)	(23,683,629)	(3,667,415)

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Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

	For the year ended June 30,
	2020	2021	2021
	RMB	RMB	U.S. Dollars
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(19,246,701)	(22,832,734)	(3,535,653)
Adjustments to reconcile net cash flows from operating activities:	-	-	-
Changes in warrants liabilities	-	(35,365,792)	(5,476,400)
Amortization of offering cost of warrants	-	12,584,024	1,948,639
Provision for doubtful accounts	-	1,933,986	299,478
Restricted shares issued for management and employees	7,944,835	6,140,037	950,786
Loss from investment in unconsolidated entity	-	15,411	2,386
Restricted shares issued for services	33,927	-	-
Interest expenses related to convertible notes	-	-	-
Equity in loss of subsidiaries and VIEs	8,626,694	27,106,484	4,197,445
Other current assets	(3,370,538)	(474,891)	(73,537)
Other current liabilities	5,583,322	4,776,846	739,695

Net cash used in operating activities	(428,461)	(6,116,629)	(947,161)

Cash flows from financing activities:
Proceeds from warrants issued with common stock	-	212,051,414	32,836,204
Proceeds from sale of common stock, net of issuance costs	26,141,051	81,091,141	12,556,980
Proceeds from sale of prefunded warrants, net of issuance costs	-	30,276,569	4,688,333
Proceeds from stock issuance for warrants exercised	-	21,130,035	3,271,990
Proceeds from pre-founded warrants received in advance	-	-	-
Proceeds from issuance of convertible notes		42,014,616	6,505,972
Net cash provided by financing activities	26,141,051	386,563,775	59,859,479

Cash flows from investing activities:
Repayments from loans to third parties	-	1,950,000	301,958
Payments made for loans to third parties	-	(50,288,458)	(7,787,178)
Proceeds from sale of common stock, net of issuance costs	-	-	-
Proceeds from issuance of convertible notes	-	-	-
Loan to subsidiaries, VIEs and VIEs' subsidiaries	(4,484,382)	(29,505,002)	(4,568,856)
Net cash used in investing activities	(4,484,382)	(77,843,460)	(12,054,076)

Effect of exchange rate fluctuation on cash	(97,823)	274,149	42,452

CHANGES IN CASH	21,130,385	302,877,835	46,900,694

CASH, beginning of year	1,108,595	22,238,980	3,443,711

CASH, end of year	22,238,980	325,116,815	50,344,405

Non-cash investing and financing activities
Issuance of common stock in exchange of shares of Starry, net of issuance costs	-	27,675,450	4,285,549
Conversion of convertible notes to 9,225,338 shares of ordinary shares	-	42,435,669	6,571,172
Payable for issuance cost of common stock	374,696	-	-

9

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

•   Expand your accompanying narratives to describe the nature of any assets, operations and cash flows that exist or which occur outside of the VIEs.

Our assets, operations and cash flow that exist or which occur outside of the VIEs are mainly about:

1)	Daily operations of us, as the parent company, to maintain the basic functions of a holding entity to realize the control of all subsidiaries and VIEs to make sure the overall of the Company to fulfillment of the company's objectives. Mainly resource to finance these activities are cash from stock offerings.

2)	There are also some business or projects signed through us and then carried out or outsourced from us to the VIEs, if practical, as there might be some oversea projects that the parent company may receive or chooseto participate.

4.	We note that you have disclosure on page 7 indicating that Recon-BJ “has the exclusive right to provide” a wide range of consulting services to the VIEs in exchange for a service fee that is equal to “all of the consolidated profit after offsetting the previous year’s accumulated deficit, operating costs, expenses, taxes, and other contributions and reasonable operation profit of each of BHD and Nanjing Recon.” However, on page 5 you state that “Recon-BJ bears all the economic risk of losses and receives 90% of the expected profits of BHD and Nanjing Recon,” while also providing disclosure on page 7, with an apparent reference to Recon-BJ as WFOE, that “the WFOE is entitled to 100% of the VIEs’ quarterly profit by providing exclusive technical consulting services to the VIEs.”

We have revised accordingly throughout the Prospectus Summary to further clarify that Recon-BJ, our subsidiary, absorbs 100% of the losses and 90% net income.

Please reconcile the various disclosures referenced above as necessary to clarify how the consulting services fee has been determined each period, and to explain why there is no corresponding service fee revenue shown in the columns labeled “Subsidiaries (Hong Kong and PRC)” in your tabulations on pages 7 and 8, as it appears that the activity and accounts of Recon-BJ would be reported in this column. In conjunction with the foregoing, also address the following points.

We have not elected to transfer any service fee from the VIEs to Hong Kong and PRC subsidiaries for practical and business-related reasons. Mainly, the VIEs have reported losses. We have paid on behalf of PRC and non-VIE subsidiaries when any of these entities were lacking in working capital. Finally, we mainly use the VIE agreements for control purposes and believe that these agreements afford us the flexibility to render practical, business decisions such as waiving the service fee arrangements in these agreements. Accordingly, we revised the disclosure with the following:

“The exclusive technical consulting service agreement remains effective, unless terminated pursuant to the exclusive technical consulting service agreement or upon the written notice of Recon-BJ. Recon-BJ, BHD, and Nanjing Recon have deferred their respective service fees because each of BHD and Nanjing Recon have reported losses. Recon-BJ continues to accrue the payment obligations arising from the service fees. Above all else, these certain contractual arrangements are in keeping with corporate formalities to distinguish our operations in connection with Recon-BJ and the VIEs and their subsidiaries.”

•   Reconcile your disclosures in the second paragraph under the heading Transfer of Cash in the VIEs on page 7, stating “The main source of funding for the WFOE [Recon-BJ] is the Exclusive Technical Consultation and Service Agreement signed with the VIEs,” and “The VIEs shall pay the corresponding amount according to the agreement,” with details about cash flows among the consolidated entities, quantifying cash transferred from the Company to the VIEs, while also explaining that no cash has been transferred from the VIEs to the Company, and stating that “Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements.”

10

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

We have revised accordingly to reconcile our disclosures in the second paragraph under the heading Transfer of Cash in the VIEs on page 7 with the following:

“Under the Exclusive Technical Consultation and Service Agreements signed between Recon-BJ and the VIEs, Recon-BJ is entitled to 90% of the expected profits of the VIEs in exchange for providing exclusive technical consulting services to the VIEs. Recon-BJ also bears all the economic risk of losses.”

We also noted that the main sources of funding for the WFOE are investments from us as well as from VIEs loaning money to the WFOE from time to time and on an as-needed basis. We have revised accordingly and as follows:

“Each VIE has its own operating cash flow. Cash flow between our Company and the VIEs primarily consists of transfers from us to the VIEs for supplemental working capital, which is mainly used in purchase of materials and payment of operating expenses and investments. In addition, the VIEs occasionally make payments on our behalf when we experience a cash shortage. For the fiscal years ended June 30, 2021 and 2020, net cash transferred from the Company to the VIEs was RMB15,720,000 and RMB5,260,340 respectively. Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements. Cash in the VIEs are expected to be retained for business growth and operation. No dividends or distributions have been declared to pay to us from our subsidiaries or the VIEs. No dividends or distributions were made to any U.S. investors. For a description of our corporate structure and VIE contractual arrangements, see “Corporate History and Structure.” See also “Risk Factors – Risks Related to Our Corporate Structure.”

•    Tell us why you have described the consulting services arrangement as a “main source of funding” for Recon-BJ if the amounts are not being paid and you have no plans to settle amounts owed.

We have revised accordingly to reflect the main sources of funding for the WFOE are investments from us as well as from VIEs loaning money to the WFOE from time to time and on an as-needed basis. We have revised accordingly and as follows:

“Each VIE has its own operating cash flow. Cash flow between our Company and the VIEs primarily consists of transfers from us to the VIEs for supplemental working capital, which is mainly used in purchase of materials and payment of operating expenses and investments. In addition, the VIEs occasionally make payments on our behalf when we experience a cash shortage. For the fiscal years ended June 30, 2021 and 2020, net cash transferred from the Company to the VIEs was RMB15,720,000 and RMB5,260,340 respectively. Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements. Cash in the VIEs are expected to be retained for business growth and operation. No dividends or distributions have been declared to pay to us from our subsidiaries or the VIEs. No dividends or distributions were made to any U.S. investors. For a description of our corporate structure and VIE contractual arrangements, see “Corporate History and Structure.” See also “Risk Factors – Risks Related to Our Corporate Structure.”

•    Expand your disclosures to explain how the cash flows described on page 7, indicating that “for the fiscal years ended June 30, 2021, 2020 and 2019, cash transferred from the Company to the VIEs was RMB9,000,000, RMB1,890,340 and RMB8,920,237, respectively” are reflected in the cash flow details presented in your tabulations on page 8.

11

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

We have revised to expand our disclosures to explain how the cash flows described on page 7 accordingly:

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2021
	Recon Technology, Ltd. (Cayman Islands)	Non-VIE Subsidiaries (Hong Kong and PRC)	VIEs and VIE's subsidiaries (PRC)	Eliminations		Consolidated Total
Net cash used in operating activities	¥(6,116,629)	¥(855,598)	¥(27,078,241)	¥-		¥(34,050,468)
Net cash provided by (used in) investing activities	(77,843,460)	(9,000,000)	1,799,804	38,505,002	*	(46,538,654)
Net cash provided by financing activities	386,563,775	22,784,335	23,183,715	(38,505,002)		394,026,823
Effect of exchange rate fluctuation on cash and cash equivalents	274,149	(49,784)	-	-		224,365
Net increase (decrease) in cash	302,877,835	12,878,953	(2,094,722)	-		313,662,066
Cash and cash equivalents at beginning of year	22,238,981	1,709,421	6,388,102	-		30,336,504
Cash and cash equivalents at end of year	¥325,116,816	¥14,588,374	¥4,293,380	¥-		¥343,998,570

*	Including net cash transferred of ¥22,784,335 from Recon Technology to Non-VIE subsidiaries, ¥6,720,600 transferred from Recon Technology to VIEs and ¥9,000,000 from Non-VIE subsidiaries to VIEs.

•    Given your disclosures on page 13 stating “we conduct a substantial majority of our operations through the VIEs” and “Most, if not all, of our revenue derives from operations of the VIEs and their subsidiaries,” revise your disclosures pertaining to the agreements between Recon-BJ and the VIEs to clarify the extent to which Recon- BJ is actually operating as a consultation/technical services business and providing services to the VIEs pursuant to the agreements.

We have revised accordingly to clarify that Recon- BJ is actually operating as a consultation/technical services business and providing services to the VIEs pursuant to the agreements, as follows:

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our Wholly Foreign Owned Enterprise (“WFOE”) and the VIEs and their subsidiaries in China providing certain technical and consultation services. A WFOE is a limited liability company based in the People’s Republic of China but wholly owned by foreign investors. In our instance, Recon Hengda Technology (Beijing) Co., Ltd (“Recon-BJ”) is a WFOE wholly owned by Recon Investment Ltd. (“Recon-IN”), a Hong Kong limited company, which in turn is wholly owned by us.

Risks Related to Doing Business in China

Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect, page 13

5.	We note your response to prior comment 11 and reissue it in part. Please disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

We have revised accordingly by addressing the risk that a lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities.

“Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. Such a lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

12

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

6.	Please update your disclosure to discuss that the SEC adopted final amendments implementing the disclosure and submission requirements of the Holding Foreign Companies Accountable Act on December 2, 2021.

We have updated our disclosure to discuss that the SEC adopted final amendments implementing the disclosure and submission requirements of the Holding Foreign Companies Accountable Act on December 2, 2021 accordingly, which is excerpted below:

“On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

The implications of this possible regulation in addition to the requirements of the HFCA Act and possibly, the AHFCA Act, if enacted, are uncertain. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.”

General

7.	We note your response to prior comment 9 and reissue in part. The Amended and Restated Exclusive Equity Interest Purchase Agreement entered into between Recon HengDa Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd., filed as Exhibit 4.2, refers to an Amended and Restated Exclusive Technical Consulting and Service Agreement entered into by the same parties. Please file the Amended and Restated Exclusive Technical Consulting and Service Agreement between Recon HengDa Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd. as an exhibit to your registration statement.

We have filed the Amended and Restated Exclusive Technical Consulting and Service Agreement between Recon HengDa Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd. as an exhibit to the Amendment 3.

***

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia

Liu Jia

Chief Financial Officer

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